Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

April 15, 2016

Exhibit 99.1

FOR IMMEDIATE RELEASE:

April 15, 2016

DIEBOLD ANNOUNCES FINAL RESULTS OF TAKEOVER OFFER FOR WINCOR NIXDORF SHARES

•	Additional acceptance period expired on April 12, 2016

•	Transaction close targeted for summer 2016

NORTH CANTON, Ohio – Diebold, Incorporated (NYSE:DBD), a global leader in providing self-service delivery, services and software primarily to the financial industry, today announced that it has reached 69.9 percent of all existing Wincor Nixdorf shares (including treasury shares held by Wincor Nixdorf) by the end of the additional acceptance period for its takeover offer for all ordinary shares of Wincor Nixdorf Aktiengesellschaft (FWB: WIN, ISIN: DE000A0CAYB2). With the expiration of the additional acceptance period, no further Wincor Nixdorf shares can be tendered in the takeover offer.

As previously announced, Diebold’s voluntary public takeover offer exceeded the minimum acceptance rate of 67.6 percent of all existing Wincor Nixdorf shares (including treasury shares held by Wincor Nixdorf). The additional acceptance period expired on April 12, 2016 at midnight (Central European Summer Time), as scheduled. By the end of the additional acceptance period, 22,876,760 Wincor Nixdorf shares had been tendered; in addition, Diebold held voting proxies for 241,324 Wincor Nixdorf shares. Together, the number of shares and voting proxies represent approximately 69.9 percent of the share capital and voting rights in Wincor Nixdorf (including treasury shares). Withdrawal rights for the offer ceased at the end of the acceptance period on March 22.

The offer remains subject to regulatory approval and is targeted to close in the summer of 2016. Additional information is available at http://www.diebold.com/DieboldWincor.

Diebold Contacts

Media Relations Mike Jacobsen, APR +1 330 490 3796 michael.jacobsen@diebold.com Felix Morlock, Brunswick Group (Germany) +49 69 2400 5510 fmorlock@brunswickgroup.com	Investor Relations Steve Virostek +1 330 490 6319 stephen.virostek@diebold.com

Cindy Leggett-Flynn, Brunswick Group (U.S.) +1 212 333 3810 clf@brunswickgroup.com

About Diebold

Diebold, Incorporated (NYSE: DBD) provides the technology, software and services that connect people around the world with their money - bridging the physical and digital worlds of cash conveniently, securely and efficiently. Since its founding in 1859, Diebold has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, commercial, retail and other markets.

Diebold has approximately 15,000 employees worldwide and is headquartered near Canton, Ohio, USA. Visit Diebold at www.diebold.com or on Twitter: http://twitter.com/DieboldInc.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed acquisition of Wincor Nixdorf, Diebold has made an offer for all ordinary shares of Wincor Nixdorf (the “tender offer”) and filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the tender offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the tender offer (the “offer document”). Diebold has published the offer document on February 5, 2016. The acceptance period for the tender offer expired at the end of March 22, 2016 (Central European Time), and the statutory additional acceptance period expired at the end of April 12, 2016 (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

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PR/16-3770

Exhibit 99.2

Diebold, Incorporated

North Canton, Ohio, United States of America

Announcement pursuant to section 23 para. 1 sentence 1 no. 3 of the German Securities Acquisitions and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, „WpÜG”)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

On February 5, 2016, Diebold, Incorporated, North Canton, Ohio, United States of America (the “Bidder”) has published the offer document (“Offer Document”) for its voluntary public takeover offer in the form of a combined cash and exchange offer (“Takeover Offer”) to the shareholders of Wincor Nixdorf Aktiengesellschaft, Paderborn, Germany (“Wincor Nixdorf”) regarding the acquisition of all of their no-par value bearer shares in Wincor Nixdorf each with a notional interest in the share capital of EUR 1.00 (ISIN: DE000A0CAYB2) (“Wincor Nixdorf-Shares”) for a consideration of EUR 38.98 in cash and 0.434 shares of the Bidder (ISIN: US2536511031) for each Wincor Nixdorf-Share. The acceptance period for this Takeover Offer expired on March 22, 2016 at 24.00 hours (CET), and the additional acceptance period expired on April 12, 2016 at 24.00 hours (CEST) (“Reference Date”). In case of a settlement of the Takeover Offer, tendered Wincor Nixdorf-Shares will be transferred pursuant to the terms of the Offer Document directly from the tendering shareholders of Wincor Nixdorf to Diebold Holding Germany Inc. & Co. KGaA, a wholly-owned subsidiary of the Bidder.

1.	As of the Reference Date, the Takeover Offer has been accepted in the acceptance period for a total of 22,876,760 Wincor Nixdorf-Shares. This corresponds to approximately 69.1% of the share capital and voting rights of Wincor Nixdorf.

2.	As of the Reference Date, the Bidder held no Wincor Nixdorf-Shares directly. This corresponds to 0% of the share capital and voting rights in Wincor Nixdorf. However, as of the Reference Date, 241,324 voting rights arising out of Wincor Nixdorf-Shares were attributed to the Bidder in accordance with section 30 para. 1 sentence 1 no. 6 of the German Securities Acquisition and Takeover Act. This corresponds to 0.73% of the share capital and voting rights in Wincor Nixdorf.

3.

As of the Reference Date, the Diebold Incorporated Pension Master Trust, a person acting jointly with the Bidder within the meaning of section 2 para. 5 sentence 1 and 3 of the German Securities Acquisition and Takeover Act, held 4,100 Wincor Nixdorf-Shares (4,100 Wincor Nixdorf-Shares thereof were already held at the date of publication of the Takeover Offer). This corresponds to 0.012% of the share capital and voting rights in

Wincor Nixdorf which will be attributed to the Bidder in accordance with section 30 para 1 sentence 1 no. 1 sentence 3 of the German Securities Acquisition and Takeover Act. Diebold Incorporated Master Trust accepted the Takeover Offer for these Wincor Nixdorf-Shares. Therefore these Wincor Nixdorf-Shares are included in the number of Wincor Nixdorf-Shares described under 1.

4.	As of the Reference Date, the Wincor Nixdorf Facility GmbH, a subsidiary of Wincor Nixdorf, a person acting jointly with the Bidder within the meaning of section 2 para. 5 sentence 1 of the German Securities Acquisition and Takeover Act, held 3,268,777 Wincor Nixdorf-Shares (3,268,777 Wincor Nixdorf-Shares thereof were already held at the date of publication of the Takeover Offer) (“Treasury Shares”). This corresponds to approximately 9.88% of the share capital and voting rights in Wincor Nixdorf. Wincor Nixdorf Facility GmbH is a wholly owned, indirect subsidiary of Wincor Nixdorf. Therefore, in accordance with sections 71b, 71d sentences 2 and 4 of the German Stock Corporation Act (Aktiengesetz, AktG), Wincor Nixdorf Facility GmbH is not entitled to any rights arising out of these Treasury Shares. Wincor Nixdorf and Wincor Nixdorf Facility GmbH entered into a Blocked Account and Non-Tender Agreement with the Bidder in which they agreed, among others, not to tender the Treasury Shares in the course of the Takeover Offer.

5.	In addition, as of the Reference Date, neither the Bidder nor any person acting jointly with the Bidder within the meaning of section 2 para. 5 of the German Securities Acquisition and Takeover Act nor their subsidiaries held Wincor Nixdorf-Shares nor were any additional voting rights of Wincor Nixdorf-Shares attributed to them in accordance with section 30 of the German Securities Acquisition and Takeover Act. Further, as of the Reference Date, neither the Bidder nor any person acting jointly with the Bidder within the meaning of section 2 para. 5 of the German Securities Acquisition and Takeover Act nor their subsidiaries held neither directly nor indirectly any instruments within the meaning of section 25 of the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) and therefore held no further, in accordance with sections 25, 25a of the German Securities Trading Act reportable, voting rights in relation to Wincor Nixdorf.

The total number of Wincor Nixdorf-Shares and voting rights of the Bidder arising out of Wincor Nixdorf-Shares for which the Takeover Offer was accepted until the Reference Date and of voting rights arising out of Wincor Nixdorf-Shares attributable to the Bidder in accordance with section 30 para. 1 sentence 1 no. 6 of the German Securities Acquisition and Takeover Act as of the Reference Date amounts to 23,118,084 Wincor Nixdorf-Shares and voting rights in Wincor Nixdorf-Shares. This corresponds to approximately 69.9% of the share capital and voting rights in Wincor Nixdorf.

The Takeover Offer is still subject to the fulfillment of the closing condition pursuant to section 11.1.1 (antitrust clearances) of the Offer Document.

North Canton, April 15, 2016

Diebold, Incorporated

IMPORTANT NOTICE FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold, Incorporated (“Diebold”) has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the Takeover Offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the offer document in German in connection with the Takeover Offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the Takeover Offer expired at the end of March 22, 2016 (Central European Time), and the statutory additional acceptance period expired at the end of April 12, 2016 (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, upon request, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf-Shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time), and the statutory additional acceptance period expired at the end of April 12, 2016 (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.